SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                               Thomas Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    884402108
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                                 (CUSIP Number)

                                Gina Betts, Esq.
                           Locke, Liddell and Sapp LLP
                          2200 Ross Avenue, Suite 2200
                            Dallas, Texas 75201-6776
                                 (214) 740-8515
--------------------------------------------------------------------------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)


                                October 17, 2002
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             (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                                               Page 1 of 4 Pages

                                  Schedule 13D

CUSIP No. 884402108

         1.       S.S. or I.R.S. Identification Nos. of Persons:
                   General John T. Chain, Jr.
                  --------------------------------------------------------------

         2.       Check the Appropriate Box if a Member of a Group
                  (See Instructions)
                  (a) [ ]       (b)  [ ]

         3.       SEC Use Only
                               -------------------------------------------------

         4.       Source of Funds (See instructions)    PF
                                                     ---------------------------

         5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

         6.       Citizenship or Place of Organization  United States of America
                                                       -------------------------


                                          7. Sole Voting Power      115,588
                                                              ------------------
         Number of Shares  Beneficially
         Owned   by   Each    Reporting   8. Shared Voting Power     N/A
         Person With:                                           ----------------

                                          9. Sole Dispositive Power   562,419
                                                                   -------------

                                         10. Shared Dispositive Power   N/A
                                                                     -----------

         11.      Aggregate Amount Beneficially Owned by Each Reporting Person
                                     562,419 (1)
                  --------------------------------------------------------------

         12. Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) [ ]

         13.      Percent of Class Represented by Amount in Row 11
                                     12.1% (2)
                  --------------------------------------------------------------

         14.      Type of Reporting Person (See Instructions):
                                       IN
                  --------------------------------------------------------------

--------
(1) Includes 115,588 shares of common stock directly owned by General Chain, 11,932 shares of common stock issuable upon the exercise of currently exercisable stock options held by General Chain and 434,899 shares of common stock issuable upon the exercise of a currently exercisable warrant held by General Chain.

(2) Based on 4,192,137 shares of common stock issued and outstanding as of August 13, 2002, as determined from information reported in the Form 10-Q of the Company filed on August 14, 2002, and 4,638,968 shares of common stock deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended, for the purpose of computing such percentage.

                                                               Page 2 of 4 Pages

                                  Schedule 13D

This Amendment No. 1 to Schedule 13D amends the Schedule 13D (the "Schedule 13D"), filed by General John T. Chain, Jr. ("General Chain") on October 30, 2002, and is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended. Unless otherwise indicated, all capitalized terms used, but not defined herein, have the meanings ascribed to such terms in the Schedule 13D. "No material changes" means no material changes to the response contained in General Chain's Schedule 13D previously filed.

Item 1.  Security and Issuer.

No material changes.


Item 2.  Identity and Background.

No material changes.


Item 3.  Source and Amount of Funds or Other Consideration.

No material changes.


Item 4.  Purpose of Transaction.

General Chain and the Company entered into a Note and Warrant Purchase Agreement dated September 20, 2002 (the "Agreement"), pursuant to which General Chain loaned the Company $1.0 million and was issued a convertible promissory note. In connection with the issuance of the note, and in accordance with the terms of the Agreement, the Company issued to General Chain a warrant (the "Warrant") to purchase up to 869,798 shares of Common Stock. Pursuant to the Agreement, General Chain was to have loaned the Company an additional $1.0 million on or before October 31, 2002.


On October 17, 2002, the Company, General Chain and Edward P. Evans ("Evans"), a stockholder of the Company, entered into an Amended and Restated Note and Warrant Purchase Agreement (the "Amended Agreement") pursuant to which Evans will make the second $1.0 million loan to the Company and will receive a warrant to purchase 434,899 shares of Common Stock. Accordingly, the Warrant issued to General Chain has been amended and restated (the "Amended Warrant") to be exercisable for 434,899 shares of Common Stock.


General Chain holds the Amended Warrant and the underlying shares of Common Stock issuable upon exercise of the Amended Warrant for investment purposes. General Chain may, subject to market conditions and other factors deemed relevant by him, purchase additional shares of Common Stock from time to time in open market purchases, privately negotiated transactions or otherwise.


General Chain intends to review, on a continuing basis, his investment in the Company and his business affairs and financial conditions, as well as conditions in the securities markets and general economic and industry conditions. General Chain may in the future take such actions with respect to his investment in the Company as he deems appropriate in light of the circumstances existing from time to time, including, without limitation, purchasing additional shares of Common Stock or disposing of the Amended Warrant and/or the underlying shares of Common Stock.

                                                               Page 3 of 4 Pages

(a) If the  stockholders  approve  the  conversion  of the  notes at the  Annual
Meeting of Stockholders to be held on November 11, General Chain's note will convert to 1,333,333 shares of Common Stock.

General Chain has not formulated any plans or proposals of the type referred to in clauses (b) - (j) of Item 4 of Schedule 13D.


Item 5.  Interest in Securities of the Issuer.

General Chain is the beneficial owner of 115,588 shares of the Company's Common Stock, representing approximately 2.5% of the outstanding Common Stock of the Company. Upon exercise of his currently exercisable stock options, General Chain may be deemed to own 11,932 shares of Common Stock, representing approximately 0.3% of the outstanding Common Stock of the Company. Upon exercise of the Amended Warrant, which is currently exercisable, General Chain may be deemed to own 434,899 shares of Common Stock, representing approximately 9.4% of the outstanding Common Stock of the Company. General Chain will have sole dispositive and voting power over the shares of Common Stock issuable upon exercise of his stock options. General Chain also has sole dispositive power over the Amended Warrant, and, if the Amended Warrant is exercised, will have sole voting and dispositive power over the shares of Common Stock issuable upon exercise of the Amended Warrant. No transactions in the Common Stock have been reported by General Chain during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No material changes.


Item 7.  Materials Filed as Exhibits.


1 Amended and Restated Note and Warrant Purchase Agreement, dated October 17, 2002, by and among the Company, Edward J. Evans and General Chain (filed as Exhibit 99.1 to the Company's Form 8-K/A filed with the Securities and Exchange Commission on October 23, 2002, and incorporated herein by reference).

2 Amended and Restated Warrant to Purchase Common Stock, dated October 17, 2002, issued to General Chain (filed as Exhibit 99.9 to the Company's Form 8-K/A filed with the Securities and Exchange Commission on October 23, 2002, and incorporated herein by reference).

3 Waiver and Consent Agreement, dated October 17, 2002, by and between the Edward J. Evans and General Chain (filed as Exhibit 99.8 to the Company's Form 8-K/A filed with the Securities and Exchange Commission on October 23, 2002, and incorporated herein by reference).

                                                               Page 4 of 4 Pages

                                    SIGNATURE



         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Date: October 28, 2002



                                           /s/ John T. Chain, Jr.
                                           -------------------------------------
                                           General John T. Chain, Jr.